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Exhibit 12.1

Key Energy Services, Inc. and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Year Ended December 31,				Three Months Ended March 31,
	2004	2005	2006	2007	2007	2008
Earnings:
Pretax income from continuing operations before minority interest or income or loss from equity investees	$(28,528)	$83,931	$274,064	$275,596	$84,137	$56,903
plus: fixed charges	52,188	55,640	43,308	40,254	10,293	11,154
plus: amortization of capitalized interest	1,412	1,873	1,663	2,086	485	639
plus: distributed net income of equity investees	—	—	—	—	—	—
plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
less: capitalized interest	2,306	1,266	3,358	5,296	844	1,658
less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
less: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total earnings	22,766	140,178	315,677	312,640	94,071	67,038

Fixed Charges:
Interest expense	41,571	47,473	33,949	29,231	8,076	7,856
Capitalized interest	2,306	1,266	3,358	5,296	844	1,658
Amortization of debt issuance costs	2,329	1,560	1,620	1,680	428	526
Estimate of interest in rent expense	5,982	5,341	4,381	4,047	945	1,114
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	52,188	55,640	43,308	40,254	10,293	11,154

Ratio of Earnings to Fixed Charges	0.4	2.5	7.3	7.8	9.1	6.0

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  Exhibit 12.1